UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 March 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2017 Full Year Results

Key Points
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Another year of profit growth

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Focus on performance improvement and operational delivery

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Margins and returns ahead in all American and European Divisions

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Strong balance sheet with good cash generation supporting active year of development

Trading Highlights1
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Sales of €27.6 billion, 2% ahead of 2016; like-for-like sales up 2%

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EBITDA2 up 6% to €3.3 billion; like-for-like EBITDA up 3%

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EBITDA margin of 12.0%, up from 11.5% in 2016

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Cash inflow of €2.2 billion from operating activities

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Basic EPS of 226.8c was 51% ahead of 2016; excluding certain one-off gains adjusted EPS2 was 166.2c or 11% ahead

Strategic Highlights
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Return on Net Assets (RONA2) 10.6%, up from 9.7% in 2016

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Delivering value through efficient capital management

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Net debt/EBITDA2 at 1.8x after €1.7 billion net development activity

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Full year dividend per share increased by 5% to 68.0c, covered 3.3 times

			Continuing and
	Continuing Operations		Discontinued Operations
Year ended 31 December	2017	2016	2017	2016
	€m	€m	€m	€m	Change

Sales revenue	25,220	24,789	27,563	27,104	+2%
EBITDA	3,146	2,980	3,310	3,130	+6%
EBITDA margin	12.5%	12.0%	12.0%	11.5%	+50bps

Operating profit (EBIT)	2,095	1,908	2,238	2,027

Profit before tax	1,867	1,620	2,013	1,741

	€ cent	€ cent	€ cent	€ cent
Basic earnings per share	214.0	140.4	226.8	150.2
Dividend per share	68.0	65.0	68.0	65.0

2017 EBITDA includes a one-off past service credit of €81 million due to changes in the Group’s pension scheme in Switzerland.
2017 EPS includes the one-off benefit of a €447 million reduction in the Group’s net deferred tax liabilities due to changes in United States tax legislation.

Albert Manifold, Chief Executive, said today:
“2017 was a year of continued profit growth for CRH. We benefited from increases in underlying demand in the Americas and positive momentum in Europe, and with focus on performance improvement and operational delivery, margins and returns were ahead of last year in our American and European Divisions. Supported by strong operational cash generation, we continued to deliver value through efficient capital management. With a balanced portfolio of businesses CRH is well positioned to capitalise on ongoing economic recovery and our focus remains on consolidating and building upon the gains made in 2017. Against this backdrop, we believe that 2018 will be a year of continued growth for the Group.”

Announced Thursday, 1 March 2018

1 For the first three pages of this document all income statement figures refer to combined results from continuing and discontinued operations unless otherwise stated.

2 See pages 31 to 36 for glossary of alternative performance measures (including EBITDA, RONA, net debt/EBITDA and adjusted EPS) used throughout this report.

2017 Full Year Results

Overview
2017 was a year of growth for CRH with increases in underlying demand in the Americas, and continued positive momentum in Europe, while very competitive market conditions remained in Asia. With a constant focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, good operational leverage underpinned improved margins and returns in our American and European Divisions.

Sales of €27.6 billion for the period were 2% ahead of 2016 and 2% ahead on a like-for-like basis, reflecting different dynamics in each of the Group’s regions and Divisions.

Despite hurricane activity and record levels of rainfall during the year, our Americas operations benefited from the continuation of stable market fundamentals in the United States (US) and good underlying demand. An organic sales increase of 3% in our Americas Materials Division was supported by continued growth in the residential and non-residential sectors, while infrastructure remained relatively stable in our markets. In Americas Products, sales were broadly in line with prior year as good growth along the West Coast and parts of the South and Southeast were partly offset by more modest trading in Canada and parts of the Northern US. Americas Distribution, which has been classified as discontinued operations for reporting purposes, benefited from good underlying demand, particularly for Exterior Products.

In Europe, total sales were up 1% compared with 2016 and organic sales were 2% ahead due to continued recovery in key markets. Europe Heavyside’s outturn was positive, with a broad-based recovery in Ireland, France, Poland and Finland more than offsetting more subdued activity in Switzerland and the United Kingdom (UK). Europe Lightside experienced a year of further progress as good performances in a number of our main markets resulted in sales finishing 3% ahead of 2016. The backdrop at Europe Distribution was stable as a strong contribution from the Netherlands together with solid demand in Belgium and Germany was partly offset by continued challenges in Switzerland.

In Asia, economic growth and market fundamentals remained robust in the Philippines, with both residential and non-residential demand stable, though infrastructure investment was slower than expected and pricing remained very competitive. In India, a favourable economic backdrop continued to drive demand, while reduced construction activity in China had a negative impact on volumes but this was more than offset by stronger pricing.

For 2017 as a whole, higher sales and good cost control supported improved profits and margins across the Group with EBITDA ahead 6%. The underlying EBITDA for the year was augmented by a one-off past service credit of €81 million due to changes in the Group’s pension scheme in Switzerland. On a like-for-like basis, excluding the one-off credit, EBITDA was 3% ahead of prior year, 5% ahead in both the Americas and Europe while Asia was behind.

Depreciation and amortisation charges in 2017 amounted to €1.07 billion (2016: €1.08 billion). There were no impairment charges recognised in the year (2016: €23 million).

Divestments and asset disposals during the year generated total profit on disposals of €59 million (2016: €55 million) as the ongoing recycling of capital continues to be embedded in the business.

The Group’s €65 million share of profits from equity accounted investments was ahead of the prior year (2016: €42 million) reflecting better performance in China.

After net finance costs of €349 million (2016: €383 million), the Group reported profit before tax of €2.01 billion in 2017 (2016: €1.74 billion). Earnings per share for the period were 51% higher than last year at 226.8c (2016: 150.2c). Excluding the one-off impact of changes in corporate tax rates in the US and the Swiss pension plan past service credit, adjusted earnings per share for the year were 166.2c, 11% ahead of 2016.

Note 2 on page 18 analyses the key components of 2017 performance on a continuing operations basis.

Dividend
CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital, while delivering long-term dividend growth for shareholders.

Further to the 4% dividend increase in 2016, an interim dividend of 19.2c (2016: 18.8c) per share was paid in November 2017. The Board is recommending a final dividend of 48.8c per share. This would give a total dividend of 68.0c for the year (2016: 65.0c), an increase of 5% over last year. The earnings per share for the year were 226.8c, representing a cover of 3.3 times the proposed dividend for the year. Excluding the one-off impact of changes in corporate tax rates in the US and the past service credit from the Swiss pension plan amendment, adjusted earnings per share for the year were 166.2c, representing a cover of 2.4 times the proposed dividend for 2017.

It is proposed to pay the final dividend on 4 May 2018 to shareholders registered at the close of business on 9 March 2018. A scrip dividend alternative will be offered to shareholders.

While the Board continues to believe that a progressive dividend policy is appropriate for the Group, our target is to build dividend cover to 3 times before one-off items over the medium-term and accordingly, any dividend increases in coming years will lag increases in earnings per share.

Finance
Total net finance costs of €349 million were lower than last year (2016: €383 million) as the one-off cost of €18 million for early redemption of a portion of the US$ bonds maturing in 2018 was more than offset by the lower costs resulting from reduced average net debt. Finance costs included discount unwinding and pension-related financial expenses of €42 million (2016: €66 million). Excluding these non-cash expenses and the one-off charge, net debt-related interest amounted to €289 million (2016: €317 million).

The tax charge of €94 million for the year (2016: €471 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 4.7%, compared with 27.1% in 2016. The 2017 effective tax rate was influenced by a one-off reduction of €447 million in the Group’s net deferred tax liabilities due to changes in tax legislation related to the enactment of the “Tax Cuts and Jobs Act” in the US during 2017; excluding this, the underlying effective tax rate for 2017 was 26.9%.

Reflecting our relentless focus on cash management, the Group generated net cash flow from operating activities of €2.2 billion for the year (2016: €2.3 billion). Year-end net debt of €5.8 billion (2016: €5.3 billion) was below the guidance provided in November, benefiting from strong inflows from operations and disciplined capital expenditure. Net debt to EBITDA was 1.8x (2016: 1.7x) and, based on net debt-related interest costs, EBITDA net interest cover for 2017 was 11.5x (2016: 9.9x).

In May 2017, the Group successfully issued a total of US$1.0 billion dollar bonds comprised of a US$0.6 billion 10-year bond at a coupon rate of 3.4% and a US$0.4 billion 30-year bond at a coupon rate of 4.4%. Concurrently, an any-and-all tender offer was made for the US$0.65 billion bond due in 2018, with the final result being that US$0.36 billion were validly tendered and accepted for purchase, which gave rise to the one-off charge of €18 million, and results in overall interest savings for the Group in 2017 and 2018. The bond issue reflects CRH’s commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2017 with total liquidity of €5.7 billion comprising €2.1 billion of cash and cash equivalents on hand and almost €3.6 billion of undrawn committed facilities, which are available until 2022. At year-end, the cash balances were enough to meet all maturing debt obligations for the next 3.6 years and the weighted average maturity of the remaining term debt was 10.5 years.

Capital Efficiency
In 2017, the Group spent a total of €1.9 billion (including deferred and contingent consideration in respect of prior year acquisitions) (2016: €0.2 billion) on 34 (2016: 24) acquisition/investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of €0.2 billion (2016: €0.3 billion).

2017 Acquisitions
In the Americas, c. €1.3 billion was spent on 21 acquisitions and one investment. Our Materials Division completed the largest 2017 acquisition at the end of November with the acquisition of Suwannee American Cement together with certain other materials assets in Florida. The total assets acquired consist of a 1 million tonne cement plant in North Central Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities. The Materials Division also completed 12 further bolt-on acquisitions, including two in Canada, adding c .2.5 billion tonnes of additional aggregates reserves. The Products Division completed eight acquisitions and one investment in 2017 at a cost of c .€0.2 billion.

In Europe, c. €0.6 billion was spent on ten acquisitions and two investments. This is split between eight acquisitions and one investment in Europe Heavyside and two acquisitions and one investment in Europe Distribution. The largest acquisition in Europe in 2017 was that of the Fels lime business which was acquired at the end of October 2017. Fels has significant high-quality limestone reserves and 11 production locations; nine in Germany and one in both the Czech Republic and Russia. The majority of production capacity is situated in the Harz region of East Germany, providing a strong platform for future growth.

2017 Divestments and disposals
Business divestments during 2017, all in Europe, generated net proceeds of c. €85 million. The remaining clay products businesses in Europe (Belgium, Germany, Netherlands and Poland) were divested and our Heavyside Division also sold its civil prefabricated concrete businesses in the Benelux, along with seven other small non-core businesses. In addition to these business divestments, the Group realised proceeds of c. €137 million from the disposal of surplus property, plant and equipment.

Other transactions
As previously announced, CRH completed the sale of its Americas Distribution business on 2 January 2018 for proceeds of US$2.6 billion. In addition, we reached an agreement with the Board of Ash Grove Cement to acquire a portfolio of cement and other materials assets. The deal is scheduled to close in 2018 and will give CRH a market leadership position in the North American cement market for the first time.
Outlook
In the US, GDP growth in 2018 is expected to be similar to 2017 supported by steady gains in overall job creation, improving consumer confidence and a slight easing of credit terms. We anticipate continued growth in US housing construction and that non-residential construction will also improve. While the infrastructure market remains broadly stable, there is upside potential due to the growing economy and increased state spending on transportation improvements. With a continuing favourable pricing environment, a sustained emphasis on operating efficiency and benefits from our recent development activity, we expect progress to continue in 2018 in our Americas business.

In Europe, we expect that economic recovery will gather momentum in most countries in 2018. Against a backdrop of increasing demand, particularly in the residential sector, our focus is building upon pricing improvements and efficiency gains achieved in 2017 and as a result, we expect our European business to advance further in 2018. In Asia, with expectations for continued economic growth in the Philippines, we anticipate some stabilisation of the cement market in 2018, however results from our business will remain challenged.

With a balanced portfolio of businesses, CRH is well positioned to capitalise on ongoing economic growth and our focus remains on consolidating and building upon the gains made in 2017. Against this backdrop, we believe 2018 will be a year of further progress for the Group.
Europe Heavyside

		Analysis of change
€ million	2016*	Exchange	Acquisitions	Divestments	LH costs1/ Pension credit	Organic	2017	% change
Sales revenue	6,945	-203	+95	-110	-	+175	6,902	-1%
EBITDA	781	-26	+3	-17	+52	+46	839	+7%
Operating profit	386	-16	-3	-14	+52	+73	478	+24%
EBITDA/sales	11.2%						12.2%
Operating profit/sales	5.6%						6.9%
Swiss pension plan past service credit of €20 million in 2017 LH integration costs of €32 million were incurred in 2016

*During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 have been restated where necessary to reflect the new format for segmentation.

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Overall the 2017 outturn for Heavyside was positive with market recovery in Ireland, France, Poland and Finland in particular compensating for more subdued trading conditions in Switzerland and the UK. Although total sales declined, modest year-on-year organic growth resulted in improved operating profit, due to strong operating leverage arising from volume growth in some key countries, signs of progress on pricing and a continued focus on performance improvement initiatives and synergies.

Tarmac (UK)
Despite ongoing political and economic uncertainty in the UK, organic sales in our Tarmac business were ahead of 2016, with growth in building products and contracting sales and modest improvements in pricing for aggregates, asphalt and readymixed concrete compensating for a slight decline in overall volumes. Operating profit was slightly behind the prior year, with increased bitumen costs in the asphalt division not fully compensated by increased sales and the impact of performance improvement initiatives.

UK Cement & Lime, Ireland and Spain
The UK cement and lime operations maintained stable pricing against a backdrop of modest economic growth, while improvements in production processes and synergies, achieved through network optimisation, further contributed to operating profit growth. In Ireland, both sales and operating profit were ahead of 2016 mainly due to market recovery, particularly in the residential and commercial sectors, and the resulting growth in cement, aggregates and readymixed concrete volumes; positive trends on pricing across key products also contributed to sales and operating profit. The performance in Spain advanced on prior year, with an improving macroeconomic situation.

France, Benelux and Denmark
Both sales and operating profits in France benefited from increased volumes in all major products, particularly cement and readymixed concrete, driven by growth in the residential sector, although pricing remained challenging. Organic sales in the Benelux grew in 2017 with a strong contribution from some larger projects in the Belgian structural business and continued growth in the Dutch residential sector; operating profit declined, impacted by a one-off cost in the structural business. The 2017 outturn in Denmark was positive, with sales and operating profit significantly ahead of prior year supported by residential construction in major cities, some large non-residential projects and overall modest economic growth.

Switzerland and Germany
Both sales and organic operating profit were behind prior year in Switzerland due to difficult market conditions, with overall domestic cement consumption also impacted by poor weather early in the year. With continued pricing pressure arising from imports, cement prices declined. Lower cement volumes were experienced in our German operations due to reduced demand in key rural markets, a competitive landscape and individual project delays; results were behind 2016. Our new lime acquisition, Fels, performed in line with expectations.

North East
Improvement in the residential sector and an overall positive economic backdrop resulted in cement volumes in Finland finishing ahead of 2016 and, despite competition from importers negatively affecting cement pricing, operating profit increased. Overall economic growth was experienced in Poland, driven by private consumption and supported by EU-financed public spending. In addition, execution of previously delayed infrastructure projects resulted in growth in cement volumes and both sales and operating profit were well ahead of 2016. Both sales and operating profit in Ukraine increased in 2017, with pricing improvement mitigating the impact of inflation and compensating for a decline in cement volumes, which were affected by an increased level of imports.

South East
Our operations in Hungary and Slovakia benefited from solid economic and construction growth in 2017. Improved sales and operating profits were driven by higher cement and readymixed concrete volumes, some positive signs on pricing and an emphasis on performance improvement. Although the mix of products and projects in Serbia negatively affected cement pricing, overall sales and operating profit were ahead of 2016, supported by both ongoing infrastructure projects and some residential growth. Organic sales in Romania were slightly ahead of 2016, with poor weather in the early part of the year and slower than anticipated commencement of major infrastructure projects compensated by stronger volumes in the last quarter. Operating profits were ahead of 2016, positively impacted by continued price improvement and by performance improvement initiatives.

1 The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015.

Europe Lightside

		Analysis of change
€ million	2016*	Exchange	Acquisitions	Organic	2017	% change
Sales revenue	1,392	-15	+7	+56	1,440	+3%
EBITDA	137	-2	+1	+7	143	+4%
Operating profit	92	-2	+1	+11	102	+11%
EBITDA/sales	9.8%				9.9%
Operating profit/sales	6.6%				7.1%

*During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 have been restated where necessary to reflect the new format for segmentation.

Europe Lightside experienced a year of further growth as good performances in a number of key markets resulted in total sales for the Division finishing 3% ahead of 2016. Strong activity levels in the UK market underpinned demand, particularly for our Construction Accessories and Network Access Products businesses. Economic recovery continued in the Netherlands and Poland resulting in good growth, while activity in other key markets, including Belgium and Germany, was stable. Against this overall favourable market backdrop, a focus on continued cost optimisation and margin enhancement resulted in an 11% operating profit increase for the Division.

Construction Accessories
The year was one of progress for the Construction Accessories platform with strong organic sales due to robust activity levels across core markets and further product innovation. Operating profit also expanded, despite restructuring charges taken as part of the platform’s optimisation of its production network. Our UK-based engineered accessories business experienced strong demand for its products, supported by good activity levels and both sales and operating profit were ahead of prior year. In Germany, the business also advanced, as positive trading conditions resulted in increased demand. For our Swiss business, reasonable activity levels saw sales finish ahead of prior year. Activities in the Netherlands and France benefited from ongoing economic recovery while sales in our Belgian business advanced in competitive markets. Our export markets proved challenging as project delays impacted performance, though our Australian business saw organic growth due to good demand for its products.

Shutters & Awnings
The Shutters & Awnings business recorded a 3% increase in sales compared with the prior year. The Netherlands, supported by underlying market activity and benefiting from operational improvements, reported a good trading performance. Our German businesses experienced challenges arising from tighter labour markets and increasing input costs; however, sales across the businesses advanced. The UK business reported a solid trading performance despite currency pressure. Operating profit for the platform remained in line with 2016.

Network Access Products & Perimeter Protection
The Network Access Products business, with operations in the UK, Ireland and Australia and a growing export base, had another year of growth in both sales and operating profit. Positive underlying infrastructure demand continued, particularly in its UK-based business; in addition, ongoing focus on optimising costs and product profile resulted in positive margin development for the business.

The permanent fencing business overall had a positive year as it reported both sales and operating profit ahead of prior year. Continued cost focus at our UK businesses resulted in improved sales and profitability and margins advanced in the Netherlands, despite competitive markets. The mobile fencing business, after a strong prior year, experienced another year of growth benefiting from improved building activity in its core markets.

Architectural Products
Despite a good demand backdrop across the platform’s main markets and sales progression, operating profit finished behind last year as a result of a lower margin product profile in some markets. In the Benelux, trading advanced in an overall positive economic environment. For our German business, trading was broadly in line with last year while results were positively impacted by improved pricing and operational performance. In Poland, our operations experienced strong demand, albeit for some lower margin products, and with good volume growth sales finished ahead of the prior year.

Europe Distribution

		Analysis of change
€ million	2016	Exchange	Acquisitions	Pension credit	Organic	2017	% change
Sales revenue	4,066	-20	+28	-	+71	4,145	+2%
EBITDA	206	-1	-	+61	+3	269	+31%
Operating profit	130	-1	-	+61	+17	207	+59%
EBITDA/sales	5.1%					6.5%
Operating profit/sales	3.2%					5.0%
Swiss pension past service credit of €61 million in 2017

The commentary below excludes the impact of a past service credit due to pension plan amendments in Switzerland.

Europe Distribution experienced stable sales and profit development but with mixed performances across our businesses. Overall sales were slightly ahead with a strong contribution from our General Builders Merchants business in the Netherlands which benefited from an increase in residential building volumes. In addition, our SHAP businesses in Germany and Belgium continued to gain market share in consolidating markets. These positive developments were partly offset by difficult market conditions in Switzerland.

General Builders Merchants
Our General Builders Merchants business showed 3% sales growth in 2017, with stable operating profit excluding depreciation. Continued increasing demand in the Netherlands combined with delivery on performance improvement projects resulted in further growth of the Dutch operating profit. Our German business showed sales growth against a flat RMI market backdrop, with profit impacted by acquisition-related costs. Market conditions in Switzerland remained challenging due to sluggish residential demand, and cost savings initiatives could not fully offset the impact of lower sales and increased pressure on trade margins. Our French business benefited from an improving residential sector and the performance in our Austrian business improved due to continued focus on our cost base.

DIY (Do-It-Yourself)
Our DIY business operates in the Netherlands, Belgium and Germany. Despite improving consumer confidence in these countries, competitive pressures and an increasing trend towards online sales contributed to declining store sales. Operating profit in our Netherlands business improved due to a continued focus on overhead costs and personnel productivity initiatives. Despite the opening of a new store in the Brussels area, sales and operating profit remained stable in a competitive environment. Our German DIY business performed in line with 2016, although trading was impacted by some unfavourable weather conditions at the beginning of the year.

Sanitary, Heating and Plumbing (SHAP)
Continued sales growth from additional pick-up locations and further investments in showrooms led to market share improvement in our German and Belgian SHAP businesses. Operating profit decreased due to declining results in Switzerland, which were partly offset by operational improvement, procurement initiatives and growth in Belgium and Germany.

Americas Materials

		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	LH costs1	Organic	2017	% change
Sales revenue	7,598	-123	+379	-80	-	+196	7,970	+5%
EBITDA	1,204	-24	+46	-5	+7	+42	1,270	+5%
Operating profit	818	-19	+12	-2	+7	+42	858	+5%
EBITDA/sales	15.8%						15.9%
Operating profit/sales	10.8%						10.8%

2017 was a year of progress in Americas Materials, supported by continued economic growth across residential and non-residential sectors, while infrastructure remained stable in our markets. Despite record levels of rainfall during the year and hurricane activity experienced in Florida and Texas, both sales and operating profit increased 5%, as selling price increases were achieved across all products in North America.

Aggregates had a strong finish to 2017 and together with the positive impact of acquisitions during the year, total volumes were 7% ahead, while like-for-like volumes were flat. Average price increases of 6% on a like-for-like basis combined with efficient cost control resulted in margin expansion. Margin improvement was also experienced in our readymixed concrete operations as like-for-like volumes increased 4% while overall volumes were 3% ahead, impacted by 2016 divestments in our Central division. Both like-for-like and total average prices increased by 3%. Although like-for-like asphalt volumes increased 2% and 6% on an overall basis, asphalt margins were under pressure with like-for-like average price increases unable to offset higher input costs. With pockets of increased state infrastructure spending, like-for-like sales for paving and construction services increased 1% with overall sales 7% ahead. Construction margin improved slightly in 2017, despite the ongoing competitive bidding environment. Our cement business in North America saw total volumes 3% ahead and marginal price increases, supported by stronger demand in the US. Against the backdrop of a favourable US price environment, Americas Materials continued to optimise its terminal network and market penetration by repositioning more volumes to the US from Canada, where competitive market conditions remain, especially in Quebec.

Americas Materials continued to strengthen its position in existing and complementary markets throughout North America in 2017 and completed 13 acquisitions for a combined total of €1.1 billion. The principal acquisition, which was completed at the end of November 2017 and therefore had a limited contribution to current year trading, was Suwannee American Cement together with certain other materials assets; consisting of a 1 million tonne cement plant in Florida, 18 readymixed concrete plants, an aggregates quarry, two block plants and nine gunite facilities.

United States
Trading benefited from solid demand in the US and, despite some unfavourable weather, total volumes and prices increased across all products. Like-for-like sales saw a resulting 4% increase in 2017. Operating profit also increased though margin expansion in aggregates and readymixed concrete was partly offset by a decline in asphalt margins due to higher bitumen prices, a key component of asphalt mix.

Our US operations are divided into four main divisions: North, South, Central and West. The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. With significant precipitation as well as softer markets in Michigan and Connecticut, volumes were down across all products, although increased pricing and improved construction sales resulted in a like-for-like sales increase. Operating profit was further impacted by increased input costs, and margin declined. The South division comprises operations in 12 states with key operations in Florida, North Carolina and West Virginia. Like-for-like South division sales and operating profit were ahead 7% and 14% respectively, despite the impact of hurricane Irma which caused downtime at several locations in Florida and Georgia. Improvements were mainly driven by increased construction activity and margin, as well as price increases across all products. The Central division has operations in nine states, with the key states being Texas, Arkansas and Minnesota. Like-for-like Central division sales were down 3% mainly due to unfavourable weather during the summer which continued into autumn, along with the impact of hurricane Harvey; however, with strong cost control and the benefit of operating efficiencies, overall operating profit improved over prior year. The West division has operations in ten states, the most important of which are Utah, Idaho, Washington and Colorado. Overall demand was strong across the division, with improved volumes across all product lines resulting in like-for-like sales up 11% compared with the prior year. Operating profit was also well ahead in the division, with aggregates and readymixed concrete price increases taking hold and driving increased margin.

Canada
The overall Canadian economy expanded in 2017, led by robust gains in the core markets of Ontario, Quebec and Alberta. The pace of growth was largely fuelled by improvements in oil prices and continued spending by Canadian consumers. Despite the positive environment and increases of volumes across all products, like-for-like sales were muted by regional variations in pricing and the performance within the construction business, which was impacted by adverse weather conditions and the non-recurrence of key projects.

Brazil
Weakness in the construction market continued during 2017 due to the unfavourable economic and political situation; however, more recently, lower interest rates and a reduction in inflation have started to have a positive impact. While cement consumption was down 5% in the Southeast region, CRH saw volume improvements through a focus on key customer segments; however, selling prices continued to fall below 2016 levels.

1 The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015.

Americas Products

		Analysis of change
€ million	2016	Exchange	Acquisitions	Divestments	Organic	2017	% change
Sales revenue	4,280	-79	+87	-14	+53	4,327	+1%
EBITDA	543	-10	+10	+1	+29	573	+6%
Operating profit	411	-8	+4	+2	+26	435	+6%
EBITDA/sales	12.7%					13.2%
Operating profit/sales	9.6%					10.1%

Continued improvement in macroeconomic conditions positively impacted construction; however, activity was limited by historically high levels of precipitation in 2017, supply-side factors such as the shortage of skilled construction labour and competitive markets. Americas Products saw good growth along the West Coast and parts of the South and Southeast due to improving residential and non-residential construction, partly offset by more modest trading in Canada and parts of the Northern US. Contributions from improved operational efficiencies, improved product and project mix, procurement initiatives and targeted price increases more than offset the impact of input cost inflation. Benefiting from the contribution of acquisitions and continued synergies from the CRL acquisition, Americas Products achieved a 6% increase in operating profit and margins improved.

Americas Products completed eight acquisitions and one joint venture investment for total consideration of €0.2 billion. The acquisition of Advanced Environmental Recycling Technologies, Inc. (AERT), a manufacturer of composite decking, added an outdoor living product complementary to APG’s Belgard hardscapes and retaining wall products. Also, the acquisition of Block USA extended APG’s masonry footprint into Alabama, Mississippi and the Gulf Coast.

Architectural Products (APG)
With the benefit of acquisitions, APG saw increased activity, especially in the residential RMI sector. Growth was at a more measured pace than last year, with volumes affected by unfavourable weather and installation labour shortages. Activity was good across most of the US but more moderate in Canada. Solid demand from major products and distribution channels, together with product innovation and commercial initiatives, drove a modest increase in like-for-like sales compared with 2016. APG continued to focus on operating cost reduction efforts to maximise returns. Overall, APG saw good operating profit growth for the year.

BuildingEnvelope® (OBE)
In 2017, non-residential building activity saw continued advancement but at a slower pace than prior years. OBE experienced relatively flat sales revenue in 2017 because of more challenging market conditions, more selective bidding on larger projects and tighter skilled labour markets. However, OBE recorded improved operating profits because of better sales mix, improved operational performance and continued synergies from the integration of the CRL and OBE businesses.

Precast
Sales growth was achieved in 2017 but was limited by unfavourable weather and relatively slower demand growth for both private construction and public infrastructure in certain markets. Precast recorded increased operating profits, due to better operational performance at construction project businesses, partly offset by margin impacts from increased input costs. In addition, backlogs remained strong in 2017.

Asia

	Analysis of change
€ million	2016	Exchange	LH costs1	Organic	2017	% change
Sales revenue	508	-39	-	-33	436	-14%
EBITDA	109	-11	+6	-52	52	-52%
Operating profit	71	-7	+6	-55	15	-79%
EBITDA/sales	21.5%				11.9%
Operating profit/sales	14.0%				3.4%

The Asia Division was formed following the acquisition of the Philippines operations as part of the LH Assets transaction in 2015. The table above includes the results from these operations together with CRH Asia’s divisional costs.

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and My Home Industries Limited (MHIL) in India, which are reported within the Group’s equity accounted investments as part of profit before tax.

Philippines
While economic growth and market fundamentals remain robust, with both residential and non-residential demand stable, major infrastructure projects progressed at a slower pace in 2017. Despite this, the long-term outlook for the construction industry in the Philippines remains strong.

Although volumes increased in 2017, driven by a strong performance in the Visayas and Mindanao (VisMin) housing sector, overall sales were behind, as prices were impacted by additional capacities in the market and aggressive competitor pricing. The impact of lower selling prices combined with increased fuel and power costs resulted in lower operating profit than 2016.

China and India
Despite volumes being under pressure in Northeast China, prices significantly recovered in the market, with both cement and clinker prices in Yatai Building Materials well ahead of 2016. The higher prices more than offset increased coal prices and resulted in improved performance in 2017.

Despite recording higher cement volumes and marginally higher prices, MHIL ended 2017 with operating profit behind prior year due to increased fuel prices, as well as lower sales of power to third parties.

1 The LH integration costs refers to the businesses acquired from LafargeHolcim in 2015.

Americas Distribution (Discontinued Operations)

Solid revenue and strong operating profit growth was achieved in 2017, predominantly in the Exterior Products division. Sales in the Interior Products business, while remaining healthy, finished the year behind prior year levels.

Demand for Exterior Products, specifically residential roofing, was very strong in the hail-affected markets of Minnesota, Colorado, Maryland, Virginia and Chicago. Continued economic improvement and focused growth in the Northeast markets (New York, New Jersey, Pennsylvania), Michigan and Florida were additional performance drivers for the Exterior Products division. Following a very robust 2016 multi-family demand in the Hawaiian Interior Products market, 2017 sales volumes returned to a more normalised level. This was partly offset by gains in the California and Colorado Interior Products markets. Recent facility investments in the Solar business fuelled growth in that segment also.

In 2017, management remained highly focused on cost control and maintaining gross margin through improved procurement initiatives and the persistent monitoring of non-essential expenses. Business process improvements and the regional service area model continued to mature, enabling further economies of scale. Five new greenfield locations were opened in 2017 and the Tri-Built private label business continued to be developed.

Exterior Products
Most of the residential roofing products continued to grow in 2017, both in line with the market and due to concentrated efforts to improve the residential product mix. The storm-affected areas experienced significant roofing growth and overall the Exterior Products division reported solid sales and improved operating profits in 2017.

Interior Products
Sales in this division were tempered in most markets compared with prior year, with the largest slowdown in the Hawaiian market coming off a very robust 2016. A focused approach to cost control and gross margin improvement enabled operating profits to remain in line with prior year.

Primary Financial Statements
and
Summarised Notes
Year ended 31 December 2017
Consolidated Income Statement
for the financial year ended 31 December 2017

		Restated1
	2017	2016
	€m	€m

Revenue	25,220	24,789
Cost of sales	(16,903)	(16,566)
Gross profit	8,317	8,223
Operating costs	(6,222)	(6,315)
Group operating profit	2,095	1,908
Profit on disposals	56	53
Profit before finance costs	2,151	1,961
Finance costs	(301)	(325)
Finance income	12	8
Other financial expense	(60)	(66)
Share of equity accounted investments’ profit	65	42
Profit before tax from continuing operations	1,867	1,620
Income tax expense	(55)	(431)
Group profit for the financial year from continuing operations	1,812	1,189
Profit after tax for the financial year from discontinued operations	107	81
Group profit for the financial year	1,919	1,270

Profit attributable to:
Equity holders of the Company
From continuing operations	1,788	1,162
From discontinued operations	107	81
Non-controlling interests
From continuing operations	24	27
Group profit for the financial year	1,919	1,270

Basic earnings per Ordinary Share	226.8c	150.2c
Diluted earnings per Ordinary Share	225.4c	149.1c

Basic earnings per Ordinary Share from continuing operations	214.0c	140.4c
Diluted earnings per Ordinary Share from continuing operations	212.7c	139.4c

1 Restated to show the results of our Americas Distribution segment in discontinued operations. See note 8 for further details.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2017
	2017	2016
	€m	€m

Group profit for the financial year	1,919	1,270
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(1,076)	(82)
Gains relating to cash flow hedges	8	14
	(1,068)	(68)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	114	(61)
Tax on items recognised directly within other comprehensive income	(33)	3
	81	(58)

Total other comprehensive income for the financial year	(987)	(126)
Total comprehensive income for the financial year	932	1,144

Attributable to:
Equity holders of the Company	969	1,128
Non-controlling interests	(37)	16
Total comprehensive income for the financial year	932	1,144

Consolidated Balance Sheet

as at 31 December 2017
	2017	2016
	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	13,094	12,690
Intangible assets	7,214	7,761
Investments accounted for using the equity method	1,248	1,299
Other financial assets	25	26
Other receivables	156	212
Derivative financial instruments	30	53
Deferred income tax assets	95	159
Total non-current assets	21,862	22,200

Current assets
Inventories	2,715	2,939
Trade and other receivables	3,630	3,979
Current income tax recoverable	165	4
Derivative financial instruments	34	23
Cash and cash equivalents	2,115	2,449
Assets held for sale	1,112	-
Total current assets	9,771	9,394

Total assets	31,633	31,594

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	286	284
Preference share capital	1	1
Share premium account	6,417	6,237
Treasury Shares and own shares	(15)	(14)
Other reserves	285	286
Foreign currency translation reserve	(386)	629
Retained income	7,903	6,472
Capital and reserves attributable to the Company's equity holders	14,491	13,895
Non-controlling interests	486	548
Total equity	14,977	14,443

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7,660	7,515
Derivative financial instruments	3	-
Deferred income tax liabilities	1,666	2,008
Other payables	226	461
Retirement benefit obligations	377	591
Provisions for liabilities	693	678
Total non-current liabilities	10,625	11,253

Current liabilities
Trade and other payables	4,534	4,815
Current income tax liabilities	458	394
Interest-bearing loans and borrowings	316	275
Derivative financial instruments	11	32
Provisions for liabilities	371	382
Liabilities associated with assets classified as held for sale	341	-
Total current liabilities	6,031	5,898
Total liabilities	16,656	17,151

Total equity and liabilities	31,633	31,594

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2017

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932
Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
Share-based payment expense	-	-	-	62	-	-	-	62
Treasury/own shares reissued	-	-	2	-	-	(2)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

for the financial year ended 31 December 2016

At 1 January 2016	282	6,021	(28)	240	700	5,800	529	13,544
Group profit for the financial year	-	-	-	-	-	1,243	27	1,270
Other comprehensive income	-	-	-	-	(71)	(44)	(11)	(126)
Total comprehensive income	-	-	-	-	(71)	1,199	16	1,144
Issue of share capital (net of expenses)	3	216	-	-	-	-	-	219
Share-based payment expense	-	-	-	46	-	-	-	46
Treasury/own shares reissued	-	-	18	-	-	(18)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	-	(4)
Tax relating to share-based payment expense	-	-	-	-	-	12	-	12
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(519)	(8)	(527)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	9	9
Transactions involving non-controlling interests	-	-	-	-	-	(2)	2	-
At 31 December 2016	285	6,237	(14)	286	629	6,472	548	14,443

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2017
	2017	2016
	€m	€m
Cash flows from operating activities
Profit before tax from continuing operations	1,867	1,620
Profit before tax from discontinued operations	146	121
Profit before tax	2,013	1,741
Finance costs (net)	349	383
Share of equity accounted investments’ profit	(65)	(42)
Profit on disposals	(59)	(55)
Group operating profit	2,238	2,027
Depreciation charge	1,006	1,009
Amortisation of intangible assets	66	71
Impairment charge	-	23
Share-based payment expense	65	46
Other (primarily pension payments)	(186)	(65)
Net movement on working capital and provisions	(209)	56
Cash generated from operations	2,980	3,167
Interest paid (including finance leases)	(317)	(346)
Corporation tax paid	(474)	(481)
Net cash inflow from operating activities	2,189	2,340

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	222	283
Interest received	11	8
Dividends received from equity accounted investments	31	40
Purchase of property, plant and equipment	(1,044)	(853)
Acquisition of subsidiaries (net of cash acquired)	(1,841)	(149)
Other investments and advances	(11)	(7)
Deferred and contingent acquisition consideration paid	(53)	(57)
Net cash outflow from investing activities	(2,685)	(735)

Cash flows from financing activities
Proceeds from issue of shares (net)	42	52
Transactions involving non-controlling interests	(37)	-
Increase in interest-bearing loans, borrowings and finance leases	1,010	600
Net cash flow arising from derivative financial instruments	169	(5)
Premium paid on early debt redemption	(18)	-
Treasury/own shares purchased	(3)	(4)
Repayment of interest-bearing loans, borrowings and finance leases	(343)	(2,015)
Dividends paid to equity holders of the Company	(469)	(352)
Dividends paid to non-controlling interests	(8)	(8)
Net cash inflow/(outflow) from financing activities	343	(1,732)
Decrease in cash and cash equivalents	(153)	(127)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,449	2,518
Translation adjustment	(161)	58
Decrease in cash and cash equivalents	(153)	(127)
Cash and cash equivalents at 31 December	2,135	2,449

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements

1.
Basis of Preparation and Accounting Policies
Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Certain prior year disclosures have been amended to conform to current year presentation. The presentation of financial information pertaining to discontinued operations has been restated retrospectively (including the Consolidated Income Statement and corresponding prior year income statement notes).

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations
The Group has applied those new standards and interpretations that apply from 1 January 2017, including the Annual Improvements 2014-2016 Cycle and amendments to IAS 7 Statement of Cash Flows and to IAS 12 Income Taxes. These amendments principally related to clarifications and presentation and their application did not result in material changes to the Group’s Consolidated Financial Statements.

Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average		Year-end
euro 1 =	2017	2016	2017	2016

Brazilian Real	3.6054	3.8561	3.9729	3.4305
Canadian Dollar	1.4647	1.4659	1.5039	1.4188
Chinese Renminbi	7.6290	7.3522	7.8044	7.3202
Hungarian Forint	309.1933	311.4379	310.3300	309.8300
Indian Rupee	73.5324	74.3717	76.6055	71.5935
Philippine Peso	56.9734	52.5555	59.7950	52.2680
Polish Zloty	4.2570	4.3632	4.1770	4.4103
Pound Sterling	0.8767	0.8195	0.8872	0.8562
Romanian Leu	4.5688	4.4904	4.6585	4.5390
Serbian Dinar	121.3232	123.1356	118.3086	123.4600
Swiss Franc	1.1117	1.0902	1.1702	1.0739
Ukrainian Hryvnia	30.0341	28.2812	33.6769	28.6043
US Dollar	1.1297	1.1069	1.1993	1.0541

2.
Key Components of 2017 Performance
Continuing operations

€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2016	24,789	2,980	1,908	53	(383)	42	1,620
Exchange effects	(479)	(74)	(53)	(1)	6	1	(47)
2016 at 2017 rates	24,310	2,906	1,855	52	(377)	43	1,573
Incremental impact in 2017 of:
2016/2017 acquisitions	596	60	14	-	(8)	-	6
2016/2017 divestments	(204)	(21)	(14)	(3)	1	-	(16)
LH Assets integration costs (ii)	-	45	45	-	15	-	60
Swiss pension past service credit (iii)	-	81	81	-	-	-	81
Early bond redemption	-	-	-	-	(18)	-	(18)
Organic	518	75	114	7	38	22	181
2017	25,220	3,146	2,095	56	(349)	65	1,867

% Total change	2%	6%	10%				15%
% Organic change	2%	3%	6%				12%

(i)
CRH’s share of after-tax profits of joint ventures and associated undertakings.
(ii)
LH Assets integration costs of €45 million were incurred in 2016. In addition, following the related debt restructuring, finance costs reduced by €15 million in 2017.
(iii)
In 2017, a past service credit of €81 million was recognised due to Swiss pension plan amendments.

3.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales from continuing operations accounted for 47% of full-year 2017 (2016: 47%), while EBITDA from continuing operations for the first six months of 2017 represented 36% of the full-year out-turn (2016: 36%).

4.
Share of Equity Accounted Investments’ Profit

The Group’s share of joint ventures’ and associates’ profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:
	2017	2016
	€m	€m
Group share of:
Revenue	1,398	1,249
EBITDA	154	137
Operating profit	87	71
Profit after tax	65	42

Analysis of Group share of profit after tax:
Share of joint ventures’ profit after tax	43	51
Share of associates’ profit/(loss) after tax	22	(9)
Share of equity accounted investments’ profit after tax	65	42

5.
Segment Information

	2017		2016 (i)
	€m	%	€m	%
Revenue
Continuing operations
Europe Heavyside	6,902	25.1	6,945	25.6
Europe Lightside	1,440	5.2	1,392	5.2
Europe Distribution	4,145	15.0	4,066	15.0
Americas Materials	7,970	28.9	7,598	28.0
Americas Products	4,327	15.7	4,280	15.8
Asia	436	1.6	508	1.9
Total Group from continuing operations	25,220	91.5	24,789	91.5
Discontinued operations – Americas Distribution	2,343	8.5	2,315	8.5
Total Group	27,563	100.0	27,104	100.0
EBITDA
Continuing operations
Europe Heavyside	839	25.4	781	24.9
Europe Lightside	143	4.3	137	4.4
Europe Distribution	269	8.1	206	6.6
Americas Materials	1,270	38.4	1,204	38.5
Americas Products	573	17.3	543	17.3
Asia	52	1.6	109	3.5
Total Group from continuing operations	3,146	95.1	2,980	95.2
Discontinued operations – Americas Distribution	164	4.9	150	4.8
Total Group	3,310	100.0	3,130	100.0
Depreciation, amortisation and impairment
Continuing operations
Europe Heavyside	361	33.7	395	35.8
Europe Lightside	41	3.8	45	4.1
Europe Distribution	62	5.8	76	6.9
Americas Materials	412	38.4	386	35.0
Americas Products	138	12.9	132	12.0
Asia	37	3.4	38	3.4
Total Group from continuing operations	1,051	98.0	1,072	97.2
Discontinued operations – Americas Distribution	21	2.0	31	2.8
Total Group	1,072	100.0	1,103	100.0
Operating profit
Continuing operations
Europe Heavyside	478	21.4	386	19.1
Europe Lightside	102	4.6	92	4.5
Europe Distribution	207	9.2	130	6.4
Americas Materials	858	38.3	818	40.3
Americas Products	435	19.4	411	20.3
Asia	15	0.7	71	3.5
Total Group from continuing operations	2,095	93.6	1,908	94.1
Discontinued operations – Americas Distribution	143	6.4	119	5.9
Total Group	2,238	100.0	2,027	100.0
Profit/(loss) on disposals – continuing operations
Europe Heavyside	19		24
Europe Lightside	-		1
Europe Distribution	4		13
Americas Materials	29		(19)
Americas Products	4		34
Asia	-		-
Total Group (ii)	56		53
Footnotes (i) and (ii) appear on page 21

5.
Segment Information – continued

	2017		2016
	€m		€m
Reconciliation of Group operating profit to profit before tax – continuing operations:
Group operating profit from continuing operations (analysed on page 19)	2,095		1,908
Profit on disposals	56		53
Profit before finance costs	2,151		1,961
Finance costs less income	(289)		(317)
Other financial expense	(60)		(66)
Share of equity accounted investments’ profit	65		42
Profit before tax from continuing operations	1,867		1,620

	2017		2016 (i)
	€m	%	€m	%
Total assets
Europe Heavyside	8,932	33.3	8,383	30.4
Europe Lightside	1,100	4.1	1,084	4.0
Europe Distribution	2,178	8.1	2,160	7.8
Americas Materials	9,180	34.3	8,970	32.5
Americas Products	4,017	15.0	4,275	15.5
Americas Distribution (iii)	-	-	1,152	4.2
Asia	1,402	5.2	1,557	5.6
Subtotal	26,809	100.0	27,581	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,248		1,299
Other financial assets	25		26
Derivative financial instruments (current and non-current)	64		76
Income tax assets (current and deferred)	260		163
Cash and cash equivalents	2,115		2,449
Assets held for sale	1,112		-
Total assets as reported in the Consolidated Balance Sheet	31,633		31,594

Total liabilities
Europe Heavyside	2,641	42.6	2,633	38.0
Europe Lightside	302	4.9	313	4.5
Europe Distribution	563	9.1	642	9.3
Americas Materials	1,628	26.2	1,725	24.9
Americas Products	895	14.4	998	14.4
Americas Distribution (iii)	-	-	392	5.7
Asia	172	2.8	224	3.2
Subtotal	6,201	100.0	6,927	100.0

Footnotes (i) and (iii) appear on page 21

5.
Segment Information – continued

	2017	2016
	€m	€m
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Total segment liabilities (analysed on page 20)	6,201	6,927
Interest-bearing loans and borrowings (current and non-current)	7,976	7,790
Derivative financial instruments (current and non-current)	14	32
Income tax liabilities (current and deferred)	2,124	2,402
Liabilities associated with assets classified as held for sale	341	-
Total liabilities as reported in the Consolidated Balance Sheet	16,656	17,151

Footnotes to segment information on pages 19 and 20

(i)
During 2017, our dedicated European landscaping businesses previously included within our Europe Heavyside segment were reorganised to form a new platform, Architectural Products, within our Europe Lightside segment. Comparative segment amounts for 2016 have been restated where necessary to reflect the new format for segmentation.
(ii)
For profit on disposal from discontinued operations refer to note 8 on page 22.
(iii)
During 2017, the Americas Distribution segment was classified as held for sale under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations (refer to note 8 for further information). Accordingly its total assets and total liabilities have not been presented for 2017.

6.
Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2017	2016
Numerator computations	€m	€m
Group profit for the financial year	1,919	1,270
Profit attributable to non-controlling interests	(24)	(27)
Numerator for basic and diluted earnings per Ordinary Share	1,895	1,243
Profit after tax for the financial year from discontinued operations	107	81
Numerator for basic and diluted earnings per Ordinary Share from continuing operations	1,788	1,162

	Number of	Number of
Denominator computations	Shares	Shares
Weighted average number of Ordinary Shares (millions) outstanding for the year	835.6	827.8
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	5.2	6.1
Denominator for diluted earnings per Ordinary Share	840.8	833.9

Earnings per Ordinary Share
- basic	226.8c	150.2c
- diluted	225.4c	149.1c

Earnings per Ordinary Share from continuing operations
- basic	214.0c	140.4c
- diluted	212.7c	139.4c

7.
Dividends
	2017	2016
Net dividend paid per share	65.4c	62.8c
Net dividend declared for the year	68.0c	65.0c
Dividend cover (Earnings per share/Dividend declared per share) – continuing and discontinued operations	3.3x	2.3x
Dividend cover – continuing operations	3.1x	2.2x

8.
Assets Held for Sale and Discontinued Operations

In August 2017, the Group entered into a sales agreement with Beacon Roofing Supply Inc. to dispose of its 100% holding in Allied Building Products, the trading name of our Americas Distribution segment, for a consideration of US$2.6 billion. The transaction closed on 2 January 2018. The assets associated with this transaction met the ‘held for sale’ criteria set out in IFRS 5 and the relevant assets and liabilities have accordingly been reclassified as assets and liabilities held for sale as set out in the table below. The proceeds of the sale exceeded the carrying amount of the related net assets and, accordingly, no impairment loss was recognised on the reclassification of Americas Distribution as held for sale.

The businesses divested in 2017 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined by IFRS 5.

A. Discontinued operations
The results of the discontinued operations included in the Group profit for the financial year are set out below.

	2017	2016
	€m	€m
Revenue	2,343	2,315

EBITDA	164	150
Depreciation	(16)	(22)
Amortisation	(5)	(9)
Operating profit	143	119
Profit on disposals	3	2
Profit before tax	146	121
Attributable income tax expense (i)	(39)	(40)
Profit after tax	107	81

Basic earnings per Ordinary Share from discontinued operations	12.8c	9.8c
Diluted earnings per Ordinary Share from discontinued operations	12.7c	9.7c

Cash flows from discontinued operations
Net cash inflow from operating activities	111	123
Net cash outflow from investing activities	(27)	(22)
Net cash inflow/(outflow) from financing activities	1	(1)
Net cash inflows	85	100

(i)
The 2017 attributable income tax expense includes a non-cash deferred tax credit of €7 million related to the enactment of the “Tax Cuts and Jobs Act” in the US during the year.

B. Assets held for sale
2017
Assets	€m
Property, plant and equipment	104
Intangible assets	372
Deferred income tax assets	16
Inventories	266
Trade and other receivables	334
Cash and cash equivalents	20
Assets held for sale	1,112

Liabilities
Trade and other payables	306
Interest-bearing loans and borrowings	5
Deferred income tax liabilities	30
Liabilities associated with assets classified as held for sale	341

Net assets held for sale	771

Total gains recognised in other comprehensive income and accumulated in equity relating to assets held for sale amounted to €32 million at 31 December 2017.

9.
Net Finance Costs
Continuing operations	2017	2016
	€m	€m

Finance costs	301	325
Finance income	(12)	(8)
Other financial expense	60	66
Total net finance costs	349	383

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	290	319
Net credit re change in fair value of derivatives and fixed rate debt	(1)	(2)
Net debt-related interest costs	289	317
Premium paid on early debt redemption	18	-
Net pension-related finance cost	11	12
Charge to unwind discount on provisions/deferred and contingent consideration	31	54
Total net finance costs	349	383

10.
Net Debt
	2017		2016
	Fair value	Book value	Fair value	Book Value
Net debt	€m	€m	€m	€m
Non-current assets
Derivative financial instruments	30	30	53	53
Current assets
Derivative financial instruments	34	34	23	23
Cash and cash equivalents (i)	2,135	2,135	2,449	2,449
Non-current liabilities
Interest-bearing loans and borrowings	(8,100)	(7,660)	(7,961)	(7,515)
Derivative financial instruments	(3)	(3)	-	-
Current liabilities
Interest-bearing loans and borrowings (ii)	(321)	(321)	(275)	(275)
Derivative financial instruments	(11)	(11)	(32)	(32)
Group net debt	(6,236)	(5,796)	(5,743)	(5,297)

(i)
Included within cash and cash equivalents is cash at bank and in hand reclassified as held for sale of €20 million.
(ii)
Included within interest-bearing loans and borrowings is bank overdrafts reclassified as held for sale amounting to €5 million.

Gross debt, net of derivatives, matures as follows:
	2017	2016
	€m	€m

Within one year	298	284
Between one and two years	494	615
Between two and five years	2,035	2,220
After five years	5,104	4,627
Total	7,931	7,746

10.
Net Debt - continued

Reconciliation of opening to closing net debt:
	2017	2016
	€m	€m

At 1 January	(5,297)	(6,618)
Debt in acquired companies	(12)	(3)
Increase in interest-bearing loans, borrowings and finance leases	(1,010)	(600)
Net cash flow arising from derivative financial instruments	(169)	5
Repayment of interest-bearing loans, borrowings and finance leases	343	2,015
Decrease in cash and cash equivalents	(153)	(127)
Mark-to-market adjustment	9	21
Translation adjustment	493	10
At 31 December	(5,796)	(5,297)

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2017	2016
	€m	€m
Market capitalisation at year-end	25,129	27,442

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2017	2016
	€m	€m
Within one year	-	197
Between one and two years	-	-
Between two and five years	3,554	2,837
After five years	-	-
	3,554	3,034

Lender covenants
The Group's major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)
Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2016: 4.5 times). As at 31 December 2017, the ratio was 11.6 times (2016: 10.1 times).

(2)
Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €6.2 billion (2016: €6.2 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2017, net worth (as defined in the relevant agreement) was €16.6 billion (2016: €16.4 billion).

10.
Net Debt - continued

Net debt metrics
The net debt metrics based on net debt as shown in note 10, EBITDA as defined on page 31 and net debt-related interest as shown in note 9 are as follows:

	2017	2016

EBITDA net interest cover (EBITDA divided by net interest) – continuing operations	10.9x	9.4x
EBIT net interest cover (EBIT divided by net interest) – continuing operations	7.2x	6.0x

Net debt as a percentage of market capitalisation	23%	19%
Net debt as a percentage of total equity	39%	37%

11.
Operating Lease Rentals
Continuing operations	2017	2016
	€m	€m

Hire of plant and machinery	292	262
Land and buildings	258	250
Other operating leases	56	57
Total	606	569

12.
Commitments under Operating and Finance Leases

Operating leases
The Group has entered into operating leases for a range of assets principally relating to property across the US and Europe. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, escalation clauses and renewal rights including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. The terms and conditions of these operating leases do not impose any significant financial restriction on the Group.

	2017	2016
	€m	€m

Within one year	419	402
After one year but not more than five years	962	978
More than five years	810	791
	2,191	2,171

The commitments above include €252 million of operating lease commitments (2016: €237 million) relating to discontinued operations.

Finance leases
Future minimum lease payments under finance leases are not material for the Group.

13.
Future Purchase Commitments for Property, Plant and Equipment

	2017	2016
	€m	€m

Contracted for but not provided in the financial statements	346	309
Authorised by the Directors but not contracted for	491	467

14.
Business Combinations

The acquisitions completed during the year ended 31 December 2017 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:
Germany: Fels (31 October) and land adjacent to Saal Quarry (27 December);

Ireland: certain assets of Kilsaran RMC Ltd. (14 September); and

UK: J.B. Riney & Co. Ltd. (12 May), increased stake in Scotash Ltd. to 100% (19 July), assets of East Antrim Mini Mix (1 August), Fields Farm (15 December) and increased stake in Newhaven Roadstone Ltd. to 100% (29 December).

Europe Distribution:
Germany: AGP Bauzentrum GmbH (31 August) and Kruger and Scharnberg GmbH (30 October).

Americas Materials:
Canada: Carrières St-Jacques Inc. (22 February) and K.J. Beamish Construction Co. Ltd. (26 May);

Colorado: Connell Resources (24 February);

Connecticut: Costello Industries, Inc. (4 January);

Florida: Suwannee American Cement Co., Inc., Prestige Concrete Products, Inc. and A. Mining Group, LLC (30 November);

Idaho: certain assets of Hardcore Ready Mix (12 July);

Indiana: Mulzer Crushed Stone, Inc. (10 February);

Minnesota: Hardrives, Inc. (24 February) and Chard Tiling and Excavating and Rivers Edge (24 February);

New Jersey: Byram Quarry (4 December);

Oklahoma: United Materials (28 September);

Texas: assets of Henderson Asphalt (30 August); and

Washington: Columbia Asphalt (13 February).

Americas Products:
Alabama: Block USA (29 September);

Arkansas: Advanced Environmental Recycling Technologies, Inc. (1 May);

Illinois: certain assets of Elston Materials, LLC (13 September);

Oregon: Advantage Precast, Inc. (12 July), Hansen Architectural Systems, Inc. (8 August) and Spec Industries, Inc. (14 November);

Pennsylvania: Behney Corp. (31 July); and

Texas: Duravault, Inc. (11 May).

The following table analyses the 31 acquisitions completed in 2017 (2016: 21 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2017	2016	2017	2016	2017	2016
Reportable segments			€m	€m	€m	€m

Europe Heavyside	8	5	155	2	698	15
Europe Lightside	-	2	-	7	-	22
Europe Distribution	2	1	17	-	30	-
Europe	10	8	172	9	728	37

Americas Materials	13	8	239	10	1,171	97
Americas Products	8	5	76	7	162	33
Americas	21	13	315	17	1,333	130

Total Group	31	21	487	26	2,061	167
Adjustments to provisional fair values of prior year acquisitions			-	45	(1)	8
Total			487	71	2,060	175

14.
Business Combinations – continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2017	2016
ASSETS	€m	€m
Non-current assets
Property, plant and equipment	1,536	19
Intangible assets	56	14
Total non-current assets	1,592	33

Current assets
Inventories	114	9
Trade and other receivables (i)	129	28
Cash and cash equivalents	174	4
Total current assets	417	41

LIABILITIES
Trade and other payables	(149)	(14)
Provisions for liabilities	(49)	18
Retirement benefit obligations	(52)	(1)
Interest-bearing loans and borrowings and finance leases	(12)	(3)
Current income tax liabilities	(22)	4
Deferred income tax liabilities	(132)	35
Total liabilities	(416)	39

Total identifiable net assets at fair value	1,593	113
Goodwill arising on acquisition (ii)	487	71
Non-controlling interests*	(20)	(9)
Total consideration	2,060	175

Consideration satisfied by:
Cash payments	2,015	153
Deferred consideration (stated at net present cost)	45	21
Contingent consideration	-	1
Total consideration	2,060	175

NET CASH OUTFLOW ARISING ON ACQUISITIONS
Cash consideration	2,015	153
Less: cash and cash equivalents acquired	(174)	(4)
Total outflow in the Consolidated Statement of Cash Flows (iii)	1,841	149

Footnotes (i), (ii) and (iii) appear on page 28.

*Non-controlling interests are measured at the proportionate share of net assets.

14.
Business Combinations – continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets (most significantly, property, plant and equipment) acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year were as follows:

	2017	2016
	€m	€m

Revenue	532	101
(Loss)/profit before tax for the financial year	(2)	1

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

		CRH Group H	CRH Group H
	2017	excluding 2017	including 2017
	acquisitions	acquisitions	acquisitions
	€m	€m	€m

Revenue	1,188	24,688	25,876
Profit before tax for the financial year	38	1,869	1,907

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date.

Acquisition-related costs
Acquisition-related costs, excluding post-acquisition integration costs, amounting to €11 million (2016: €2 million) have been included in operating costs in the Consolidated Income Statement.

Footnotes to the acquisition balance sheet on page 27
(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €132 million (2016: €30 million). The fair value of these receivables is €129 million (all of which is expected to be recoverable) (2016: €28 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant identifiable intangible assets are recognised on business combinations in these segments. €260 million of the goodwill recognised in respect of acquisitions completed in 2017 is expected to be deductible for tax purposes (2016: €15 million).

(iii)
The total cash outflow of €1,841 million arising on acquisitions (2016: €149 million) is reported in the Consolidated Statement of Cash Flows on page 16. In addition, the Group made other investments and advances of €11 million during the year (2016: €7 million). These amounts, combined with deferred and contingent consideration of €53 million paid in 2017 in respect of acquisitions in prior years (2016: €57 million) result in total acquisition and investment spend for the year of €1,905 million (2016: €213 million).

15.
Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated funding valuations conducted during the year.

Financial assumptions – scheme liabilities
The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities for the current and prior year are as follows:

	Eurozone		Switzerland		United States and Canada
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rate of increase in:
- salaries	3.59	3.41	1.25	1.25	3.27	3.28
- pensions in payment	1.70	1.50	-	-	-	-
Inflation	1.75	1.50	0.75	0.75	2.00	2.00
Discount rate	2.05	1.86	0.70	0.65	3.52	4.01
Medical cost trend rate	n/a	n/a	n/a	n/a	6.33	5.98

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

At 1 January	2,556	2,399	(3,147)	(2,987)	(591)	(588)
Administration expenses	(4)	(4)	-	-	(4)	(4)
Current service cost	-	-	(62)	(61)	(62)	(61)
Past service credit (net) (i)	-	-	78	2	78	2
Interest income on scheme assets	49	58	-	-	49	58
Interest cost on scheme liabilities	-	-	(60)	(70)	(60)	(70)
Arising on acquisition	5	-	(57)	(1)	(52)	(1)
Remeasurement adjustments:
-return on scheme assets excluding interest income	112	81	-	-	112	81
-experience variations	-	-	11	20	11	20
-actuarial loss from changes in financial assumptions	-	-	(29)	(176)	(29)	(176)
-actuarial gain from changes in demographic assumptions	-	-	20	14	20	14
Employer contributions paid	123	133	-	-	123	133
Contributions paid by plan participants	14	14	(14)	(14)	-	-
Benefit and settlement payments	(114)	(130)	114	130	-	-
Translation adjustment	(119)	5	147	(4)	28	1
At 31 December	2,622	2,556	(2,999)	(3,147)	(377)	(591)
Related deferred income tax asset					72	119
Net pension liability					(305)	(472)

(i)
Past service credit in 2017 includes a gain of €81 million due to plan amendments in Switzerland. The principal amendment related to the reduction of the annuity conversion factor on retirement from 6.4% to 5.0% of accumulated savings.

16.
Related Party Transactions

Sales to and purchases from associates and joint ventures are as follows:

	Associates		Joint Ventures
	2017	2016	2017	2016
	€m	€m	€m	€m

Sales	51	56	111	88
Purchases	400	401	55	54

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

17.
Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2017 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2016, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

18.
Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2017 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 9 March 2018 and posted on 28 March 2018 to those shareholders who have requested a paper copy, together with details of the Scrip Dividend Offer in respect of the final 2017 dividend. A paper copy of the Annual Report and Form 20-F may be obtained at the Company’s registered office from 28 March 2018. The Company’s AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 26 April 2018.

19.
Board Approval

This announcement was approved by the Board of Directors of CRH plc on 28 February 2018.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker.

Operating profit (EBIT) is defined as earnings before interest, tax, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below. The references to EBITDA on pages 1 to 3 inclusive refer to continuing and discontinued operations. As discontinued operations related to the Americas Distribution segment only, there is no difference between continuing operations and the combined results for continuing and discontinued operations on pages 4 to 9 inclusive. The primary financial statements and summarised notes refer to continuing operations only, except for specific references to discontinued operations.

			Continuing and
	Continuing Operations		Discontinued Operations
	2017	2016	2017	2016
	€m	€m	€m	€m

Group profit for the financial year	1,812	1,189	1,919	1,270
Income tax expense	55	431	94	471
Profit before tax	1,867	1,620	2,013	1,741
Share of equity accounted investments’ profit	(65)	(42)	(65)	(42)
Other financial expense	60	66	60	66
Finance costs less income	289	317	289	317
Profit before finance costs	2,151	1,961	2,297	2,082
Profit on disposals	(56)	(53)	(59)	(55)
Group operating profit	2,095	1,908	2,238	2,027
Depreciation charge	990	987	1,006	1,009
Amortisation of intangibles	61	62	66	71
Impairment charge	-	23	-	23
EBITDA	3,146	2,980	3,310	3,130

Glossary of Alternative Performance Measures – continued

RONA
Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base.

RONA is calculated by expressing Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (including liabilities associated with assets classified as held for sale) as shown in note 5 on page 20, and exclude equity accounted investments and other financial assets, net debt (as defined on page 33) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

RONA is referred to on page 1 and is calculated based on the combined results for continuing and discontinued operations. The calculation of RONA is presented below:

	2017	2016
	€m	€m

Group operating profit - continuing operations	2,095	1,908
Group operating profit - discontinued operations	143	119
Group operating profit (numerator for RONA computation)	2,238	2,027

Current year
Segment assets (i)	26,809	27,581
Segment liabilities (i)	(6,201)	(6,927)
Group segment net assets excluding assets held for sale	20,608	20,654
Assets held for sale	1,112
Liabilities associated with assets classified as held for sale	(341)	-
Group segment net assets	21,379	20,654

Prior year (2016 and 2015)
Segment assets (i)	27,581	27,881
Segment liabilities (i)	(6,927)	(6,794)
Group segment net assets (ii)	20,654	21,087

Average net assets (denominator for RONA computation)	21,017	20,871
RONA	10.6%	9.7%

(i)
Segment assets and liabilities as disclosed in note 5 on page 20.
(ii)
Segment assets and liabilities are not restated for assets classified as held for sale (net of associated liabilities) in prior years.

Glossary of Alternative Performance Measures – continued

Net debt and net debt/EBITDA
Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments.

Net debt/EBITDA is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of net debt to EBITDA and is calculated below:

	2017	2016
	€m	€m
Net debt
Cash and cash equivalents (i)	2,115	2,449
Interest-bearing loans and borrowings (i)	(7,976)	(7,790)
Derivative financial instruments (net) (i)	50	44
Group net debt excluding net debt reclassified as held for sale	(5,811)	(5,297)
Cash at bank and in hand reclassified as held for sale (ii)	20	-
Bank overdrafts reclassified as held for sale (ii)	(5)	-
Group net debt (i)	(5,796)	(5,297)

EBITDA – continuing and discontinued operations	3,310	3,130
EBITDA – continuing operations	3,146	2,980

	Times	Times
Net debt divided by EBITDA – continuing and discontinued operations (iii)	1.8	1.7
Net debt divided by EBITDA – continuing operations	1.8	1.8

(i)
These items appear in note 10 on page 23.
(ii)
Assets classified as held for sale (net of associated liabilities) are not restated in prior years.
(iii)
The references to net debt/EBITDA on pages 1 to 3 make use of the calculation above for the combined results of continuing and discontinued operations.

Glossary of Alternative Performance Measures – continued

EBITDA net interest cover
EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements and, as discussed in note 10, is a metric used in lender covenants.

It is calculated below:

	2017	2016
	€m	€m
Interest
Finance costs (i)	301	325
Finance income (i)	(12)	(8)
Net interest (ii)	289	317

EBITDA – continuing and discontinued operations	3,310	3,130
EBITDA – continuing operations	3,146	2,980

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) – continuing and discontinued operations (iii)	11.5	9.9
EBITDA net interest cover (EBITDA divided by net interest) – continuing operations (iv)	10.9	9.4

(i)
These items appear on the Consolidated Income Statement on page 12.
(ii)
Net interest relating to discontinued operations is negligible.
(iii)
The references to EBITDA net interest cover on pages 1 to 3 make use of the calculation above for the combined results of continuing and discontinued operations.
(iv)
Note 10 to the summarised financial statements sets out calculations relating to net debt on a continuing operations basis.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Consolidated Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 10.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures – continued

Adjusted earnings per Ordinary Share
Adjusted earnings per ordinary share has been used by management as it presents a more accurate picture of the net profit attributable to equity holders of the Group, before certain one-off items (net of related tax). This is a non-GAAP measure as it removes the impact of the one-off past service credit due to changes in the Group’s pension scheme in Switzerland and the one-off benefit of a reduction in the Group’s deferred tax liabilities due to changes in US tax legislation. As these are one-off items, relating to 2017, no comparative information is required.

2017
€m

Numerator for basic and diluted earnings per Ordinary Share (i)	1,895
One-off Swiss pension past service credit (net of tax) (ii)	(59)
One-off deferred tax credit (including credit relating to discontinued operations)	(447)
Numerator for EPS excluding one-off gains per ordinary share from continuing and discontinued operations (iii)	1,389

Average shares (i)	835.6

Adjusted earnings per Ordinary Share	166.2c
Dividend declared for the year	68.0c
Dividend cover (Adjusted earnings per share/dividend declared per share)	2.4x

(i)
These items appear in note 6 on page 21.
(ii)
The one-off Swiss pension past service credit was €81 million before a tax charge of €22 million.
(iii)
The references to adjusted EPS and adjusted dividend cover on pages 1 to 3 make use of the calculation above for the combined results of continuing and discontinued operations.

Glossary of Alternative Performance Measures – continued

Organic revenue, organic operating profit and organic EBITDA
CRH pursues a strategy of growth through acquisitions and investments, with €1,905 million spent on acquisitions and investments in 2017 (2016: €213 million). Acquisitions completed in 2016 and 2017 contributed incremental sales revenue of €596 million, operating profit of €14 million and EBITDA of €60 million in 2017. Proceeds from divestments and non-current asset disposals amounted to €222 million (net of cash disposed and deferred proceeds) (2016: €283 million). The sales impact of divested activities in 2017 was a negative €204 million and the disposal impact at an operating profit and EBITDA level was a negative €14 million and €21 million respectively. As the largest acquisitions undertaken in 2017 closed in the last quarter of the year, the full impact of incremental sales revenue, operating profit and EBITDA will be more pronounced in 2018.

The euro strengthened against most major currencies during 2017, particularly towards the end of the year resulting in the average euro/Pound Sterling rate weakening from 0.8195 in 2016 to 0.8767 in 2017 and the US Dollar weakening from 1.1069 in 2016 to 1.1297 in 2017. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table on page 17.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing (also referred to as underlying, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA is arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 10, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 4.

The references to like-for-like sales and EBITDA on pages 1 to 3 are presented for combined results of continuing and discontinued operations. The calculation of these is below:

	Continuing and
	Discontinued Operations
	Sales revenue	EBITDA
	€m	€m

2016	27,104	3,130
Exchange effects	(526)	(77)
2016 at 2017 rates	26,578	3,053
Incremental impact in 2017 of:
2016/2017 acquisitions	596	60
2016/2017 divestments	(204)	(21)
LH Assets integration costs	-	45
Swiss pension past service credit	-	81
Organic	593	92
2017	27,563	3,310

% Total change	2%	6%
% Organic change	2%	3%

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. During the course of 2018, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical, being influenced by a wide variety of factors including global and national economic circumstances, governments’ ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events may adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainties resulting from the commencement of proceedings for the UK to exit the European Union, in addition to continued instability in Brazil, Philippines and Ukraine, could include political unrest, currency disintegration, strikes, restrictions on repatriation of earnings, changes in law and policies, activism and civil disturbance; and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group’s business, results of operations, financial condition or prospects, thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines, stemming from the fact that many of the Group’s products are commodities. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute, or new construction techniques may be devised. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation, market share and thus financial performance, may decline.

Reserves availability and planning: Certain of the Group’s businesses require long-term reserves backing necessitating detailed utilisation planning. Appropriate reserves are an increasingly scarce commodity and licences and/or permits are required to enable operation. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan adequately for depletion may result in sub-optimal or uneconomic utilisation, giving rise to unplanned capital expenditure or acquisition activity, lower financial performance and the need to obtain new licences and/or permits to operate. Operating entities may fail to obtain or renew or may experience material delays in securing the requisite government approvals, licences and permits for the conduct of business.

Business portfolio management: Growth through acquisition and active management of the Group’s business portfolio are key elements of the Group’s strategy, with the Group’s balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In addition, the Group may be liable or remain liable for the past acts, omissions or liabilities of companies or businesses it has acquired or divested. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), divest non-core or underperforming entities, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses, retain key staff and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, or remains liable in cases of divestment, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition or divestment.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group’s ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group’s ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Human resources and talent management: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised organisation may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate “bench strength”, potentially impeding the continued realisation of the core strategic objectives of value creation and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives.

Principal Risks and Uncertainties - continued

Principal Operational Risks and Uncertainties

Operational continuity: The Group’s operating entities are subject to a wide range of operating risks and hazards including climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. The occurrence of a significant adverse event could lead to prolonged disruption of business activities and, as a result, could have a material impact on the business, results of operations, financial condition or prospects of the Group.

Sustainability, corporate social responsibility and climate change: The Group is subject to stringent and evolving laws, regulations, standards and best practices from a sustainability perspective. The Group’s use of the term "sustainability" comprises Health & Safety management (i.e. embedding a culture of safety and ensuring safe working environments), conducting business with integrity, protecting the environment, preparing for and managing the impact of climate change on business activities, managing stakeholders, attaining strong social performance credentials and, lastly, using the foregoing to generate innovation and other business opportunities to create value. Against this backdrop, the nature of the Group's activities pose or create certain inherent risks, responsibility for which is vested with operating entity management, Group and Divisional management and the Board of Directors. Non-adherence to the many laws, regulations, standards and best practices in the sustainability arena may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects. Failure to leverage innovation and other sustainability initiatives may shorten product life cycles or give rise to early product obsolescence, thus impairing financial performance and/or future value creation. In addition, the failure to embed sustainability principles across the Group's businesses and in the Group's strategy may lead to adverse investor sentiment or reduced investor interest in CRH plc's Ordinary Shares.

Information technology and security/cyber: The Group is dependent on the employment of advanced information systems (digital infrastructure, applications and networks) to support its business activities, and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a security breach or other incident materialise, it could lead to interference with production processes, manipulation of financial data, the theft of private data or intellectual property, misappropriation of funds, or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Principal Compliance Risks and Uncertainties

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, including the withdrawal of operating licences, and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses, giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities, post-retirement healthcare obligations and jubilee/long-term service commitments, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Principal Risks and Uncertainties - continued

Principal Financial and Reporting Risks and Uncertainties - continued

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from that which is reflected in the Group's historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group’s reporting currency), together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group’s major cash generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group’s income and equity.

Disclaimer

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled “Risk Factors” in our 2016 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 1 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary